Exhibit 99.77(c)

ITEM 77C – Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Global Advantage and Premium Opportunity Fund was held July 1, 2015 to: 1) elect 4 nominees to the Board of Trustees of Voya Global Advantage and Premium Opportunity Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Colleen D. Baldwin	1	16,201,057.700	454,449.000	0.000	0.000	16,655,506.700
Peter S. Drotch	1	16,160,851.700	494,655.000	0.000	0.000	16,655,506.700
Russell H. Jones	1	16,174,829.700	480,677.000	0.000	0.000	16,655,506.700
Joseph E. Obermeyer	1	16,202,868.700	452,638.000	0.000	0.000	16,655,506.700

Proposal passed.